PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated November 16, 2004)	Registration No. 333-108343

$240,000,000
1.50% Convertible Senior Debentures due 2023
and 9,084,192 Shares of Common Stock Issuable
Upon Conversion or Repurchase of the Debentures

We are distributing this prospectus supplement for the sole purpose of amending information with respect to certain of our selling securityholders. This prospectus supplement represents cumulative changes received subsequent to December 1, 2004.

	Principal Amount of		Number of Shares of
	Debentures		Common Stock	Percentage of
	Beneficially Owned	Percentage of	Underlying the	Common Stock	Natural Person(s)
Name of Selling	that May be Sold	Debentures	Debentures that May	Outstanding	with Voting or
Securityholder (1)	(in dollars)	Outstanding	Be Sold (2) (3)	(4)	Investment Control

UBS Securities LLC (5)	$13,050,000	5.44%	493,952	*	Keith Ackerman

*	Less than 1%

(1)	Also includes any sale of the debentures and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in prospectus supplements or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in this prospectus, if required. See “Where You Can Find More Information.”

(2)	Assumes conversion of all of the selling securityholder’s debentures at a conversion rate of 37.8508 per $1,000 principal amount at maturity of debentures and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under “Description of Debentures-Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(3)	Reflects rounding down of fractional common stock issuable to each selling securityholder upon conversion of the debentures.

(4)	Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using 54,044,627 shares of common stock outstanding as of March 7, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s debentures. However, we did not treat as outstanding the common stock issuable upon conversion of any other holder’s debentures.

(5)	UBS Securities LLC is a registered broker-dealer.

Our common stock is quoted on the Nasdaq National Stock Market under the symbol “EFII.” On March 9, 2005, the last reported sale price of our common stock was $16.77 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated March 10, 2005.